Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT
Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).
Trading Symbol: ACRG.U
Number of Outstanding Listed Securities: 53,922,691 Subordinate Voting Shares
Date: May 7, 2019
This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.
This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.
General Instructions

(a)
Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.
Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.
Acreage Holdings, Inc. (“Acreage” or the “Issuer”) is headquartered in New York City, New York, with a registered office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, and is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to number of states with operating licenses. With operating licenses in 19 states (including pending

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

transactions), serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

2.	Provide a general overview and discussion of the activities of management.

•	On April 2, 2019, Acreage announced the opening of two The Botanist branded cannabis dispensaries opened during March in Fargo, North Dakota and Farmingdale, New York.

•	On April 9, 2019, Acreage announced the appointment of Dr. Corey Burchman, M.D., as Acreage’s Chief Medical Officer.

•
On April 16, 2019, Acreage and Form Factory, Inc. (“Form Factory”) announced the closing of the merger that was previously announced on December 6, 2018, pursuant to which Acreage acquired all of the issued and outstanding shares of Form Factory. According to the terms of the merger, Acreage issued 6.280 million subordinate voting shares at a deemed value of $25.00 per share.

•
On April 18, 2019, Acreage’s subsidiary, High Street Capital Partners, LLC entered into an agreement to acquire 100% of Deep Roots Medical LLC, a vertically integrated cannabis operator in Nevada, for a total deal value of approximately $120 million to be paid in common units and cash.

•
On April 18, 2019, Acreage and Canopy Growth Corporation (“Canopy Growth”) announced that they have entered into a definitive arrangement agreement that grants Canopy Growth the right to acquire 100 percent of the shares of Acreage (the "Right"), with a requirement to do so at such time as cannabis production and sale becomes federally legal in the United States (the "Transaction"), subject to obtaining the requisite prior approval of the shareholders of each of Acreage and Canopy Growth, respectively, as well as the approval of the Supreme Court of British Columbia.

Following the approval of Canopy Growth and Acreage shareholders as well as the Supreme Court of British Columbia, under the terms of the arrangement agreement (the "Agreement"), Acreage Holders (as defined below) will receive an immediate aggregate total payment of US$300 million or approximately US$2.55 per Acreage Subordinate Voting Share (the "Up-Front Cash Premium") based on the currently outstanding Subordinate Voting Shares of Acreage and conversion of certain convertible securities described below. In addition, upon the exercise of the Right, holders of subordinate voting shares of Acreage (the "Acreage Subordinate Voting Shares") will receive 0.5818 of a common share of Canopy Growth (the "Canopy Shares") for each Acreage Subordinate Voting Share held (the "Exchange Ratio") at the time of closing of the Transaction. Upon exercise of the Right, the total consideration payable pursuant to the Transaction is valued at approximately US$3.4 billion on a fully-diluted basis, represents a premium of 41.7% over the 30-day volume weighted average price of the Acreage Subordinate Voting Shares on the Canadian Securities Exchange ending April 16, 2019 (based on the Exchange Ratio, Up-Front Cash Premium

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

and the 30-day volume weighted average price of Canopy Shares as at April 16, 2019).
The companies will also execute a licensing agreement granting Acreage access to Canopy Growth's award-winning line-up of brands such as Tweed and Tokyo Smoke, along with other intellectual property. Once the Right is exercised, Acreage will become part of a leading global cannabis company with access to markets beyond the U.S. Until then, the two companies will continue to operate independently.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

•	Except as noted above, N/A.

8.	Describe the acquisition of new customers or loss of customers.
N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

N/A.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.
The Issuer hired approximately 95 employees in April.

11.	Report on any labour disputes and resolutions of those disputes if applicable.
N/A

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.
N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds (1)
Subordinate Voting Shares	101,389	Details of issuance are described in the Issuer’s Form 9 dated April 22, 2019	N/A
Subordinate Voting Shares (2)	6,287,263	April 17, 2019	N/A
Subordinate Voting Shares (3)	547,095	April 2019	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

(2)	Details regarding this issuance are included above paragraph that discusses the Form Factory transaction.

(3)
In April 2019, the Issuer issued 7,500 Subordinate Voting Shares to holders of Acreage Holdings WC, Inc. Class B Non-Voting Common Shares and High Street Capital Partners, LLC convertible units who submitted redemption requests to the Issuer. The redemption process is disclosed in the Issuer’s listing statement filed on November 14, 2018. The 7,500 Subordinate Voting Shares issued do not represent a dilutive issuance of Subordinate Voting Shares, but instead represent a reduction in the number of shares of Acreage Holdings WC, Inc. and High Street Capital Partners, LLC convertible into Subordinate Voting Shares, which such shares are included in the Issuer’s previously reported “as converted” outstanding share count.

15.	Provide details of any loans to or by Related Persons.
N/A

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

16.	Provide details of any changes in directors, officers or committee members.
N/A.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.
Trends and risks which may impact the Issuer are detailed in Risk Factors - in the Issuer’s Annual Information Form dated April 24, 2019.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Certificate Of Compliance
The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.
Dated May 7, 2019.

Glen S. Leibowitz
Name of Director of Senior Officer

/s/ Glen S. Leibowitz
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Acreage Holdings, Inc.	For Month End April 2019	Date of Report YY/MM/D 19/05/7
Issuer Address 366 Madison Avenue, 11th Floor
City/Province/Postal Code New York, New York 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181
Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No. (646) 600-9181
Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address https://www.acreageholdings.com/about/

FORM 7 – MONTHLY PROGRESS REPORT
January 2015